UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6

to

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210777F100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
John B. Juneau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
548,166 shares of Common Stock*
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
548,166 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,166 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.62%**
14	TYPE OF REPORTING PERSON
IN

* The shares of common stock, par value $0.01 per share (the “Common Stock”), of Contango ORE, Inc., a Delaware corporation (the “Company”), consist of (i) 206,032 shares of Common Stock held directly by John B. Juneau (“Mr. Juneau”), (ii) 96,534 shares of Common Stock held by Juneau Exploration, L.P., a Texas limited partnership (“JEX”), (iii) 147,234 shares of Common Stock held by J5D Enterprises, LP, a Texas limited partnership (“J5D”), and (iv) 98,366 shares of Common Stock held by AuCuAg Holdings, LLC, a Texas limited liability company (“AuCuAg”).  As the sole manager of the general partner of JEX, the sole manager of the general partner of J5D, and the sole manager of AuCuAg, Mr. Juneau has voting and dispositive power with respect to, and may be deemed to beneficially own, Common Stock held by such entities. Mr. Juneau disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

** Percentage of class calculated based on 6,357,113 total outstanding shares of Common Stock as of December 20, 2018.

This Amendment No. 6 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on December 13, 2013 and amended on November 21, 2014 by Amendment No. 1 to Schedule 13D, on October 1, 2015 by Amendment No. 2 to Schedule 13D, on October 5, 2016 by Amendment No. 3 to Schedule 13D, on December 19, 2016 by Amendment No. 4 to Schedule 13D and on November 6, 2017 by Amendment No. 5 to Schedule 13D.  Capitalized terms used without definitions in this Amendment No. 6 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 6 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2.                                        Identity and Background

Item 2 is supplemented and amended as follows:

(a)            This statement is being filed as Amendment No. 6 to Schedule 13D  filed by Mr. Juneau for and on behalf of himself, JEX, J5D and AuCuAg (collectively, the “Reporting Person”).  Mr. Juneau is the sole manager of the general partner of JEX, the sole manager of the general partner of J5D and is the sole manager of AuCuAg. Mr. Juneau shares the economic benefit of the shares of the Company held by JEX and J5D with the other limited partners of JEX and J5D and has no economic interest in AuCuAg.

Item 3.                                        Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

AuCuAg received beneficial ownership of 98,366 shares of Common Stock from Mr. Juneau pursuant to a domestic relations order.

Item 4.                                        Purpose of Transaction

Item 4 is supplemented and amended as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, the Reporting Person may dispose or acquire securities of the Company, including Common Stock, depending upon the position of the market, the Company, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing any change in the trading market of any class of securities of the Company; (i) a class of equity securities of the Company becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Mr. Juneau is the Chairman, President and Chief Executive Officer of the Company.  Mr. Juneau reserves the right to take any action enumerated above in the best interests of the Company in his role as an officer and as a member of the board of directors of the Company.

Item 4 is hereby supplemented to add and hereby incorporate by reference the description included in Item 6 below.

Item 5.                                        Interest in Securities of the Issuer

Item 5 is supplemented and amended as follows:

(a)  The Reporting Person beneficially owns an aggregate of 548,166 shares of Common Stock of the Company, which includes (i) 206,032 shares of Common Stock held directly by Mr. Juneau, (ii) 96,534 shares of Common Stock held by JEX, (iii) 147,234 shares of Common Stock held by J5D, and (iv) 98,366 shares of Common Stock held by AuCuAg.  Mr. Juneau is the sole manager of the general partner of JEX, is the sole manager of the general partner of J5D, and is the sole manager of AuCuAg. Mr. Juneau shares the economic benefit of the shares of Common Stock of the Company held by JEX and J5D with the other respective limited partners of each of JEX and J5D. Mr. Juneau, as the sole manager of AuCuAg, beneficially owns the reported securities indirectly, but disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. As a result, Mr. Juneau may be deemed to be the beneficial owner of approximately 8.62% of the outstanding shares of Common Stock of the Company.

The percentage of this Item 5 is based on 6,357,113 total outstanding shares of Common Stock as of December 20, 2018

(b)  Although the Reporting Person is not the sole owner of JEX or J5D or an owner of AuCuAg, the Reporting Person has sole power to vote and direct the vote and dispose and direct the disposition of 548,166 shares reported herein because Mr. Juneau (i) holds the shares of Common Stock directly, (ii) is the sole manager of the general partner of JEX, (iii) is the sole manager of the general partner of J5D, and (iv) is the sole manager of AuCuAg.

(c)  There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Person except as follows:

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Mr. Juneau	November 12, 2018	50,000	$0	Receipt of restricted stock	Private transaction
Mr. Juneau	December 20, 2018	98,366	$0	Contribution to AuCuAg pursuant to domestic relations order	Private transaction
AuCuAg	December 20, 2018	98,366	$0	Receipt of contribution from Mr. Juneau pursuant to domestic relations order	Private transaction

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e) Inapplicable.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented and amended as follows:

The responses to Items 3 and 5 of this Amendment No. 6 to Schedule 13D are incorporated herein by reference.

AuCuAg received beneficial ownership of 98,366 shares of Common Stock from Mr. Juneau pursuant to a domestic relations order.   As the sole manager of AuCuAg, Mr. Juneau has voting and dispositive power with respect to, and may be deemed to beneficially own, Common Stock held by AuCuAg. Mr. Juneau disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2018	JOHN B. JUNEAU

/s/ John B. Juneau